Filed Pursuant to Rule 424(b)(3)

Registration No. 333-214761

PROSPECTUS SUPPLEMENT NO. 2

(To Prospectus Dated December 2, 2016)

NEMUS BIOSCIENCE, INC.

Up to 6,990,000 Shares of Common Stock

This prospectus supplement no. 2 supplements the prospectus dated December 2, 2016, relating to the resale by the selling shareholders identified in the prospectus of up to 6,990,000 shares of our common stock, $0.001 par value, including (i) 1,250,000 shares of common stock, which equals the number of shares of common stock issuable upon the conversion of shares of our Series C convertible preferred stock, par value $0.001 per share (“Series C Preferred Stock”), (ii) 5,615,000 shares of common stock, which equals the additional number of shares of common stock issuable upon the conversion of shares of our Series B convertible preferred stock, par value $0.001 per share (“Series B Preferred Stock”) as a result of the re-set of the conversion price of the Series B Preferred Stock to $0.40 per share upon the closing of the Series C Preferred Stock private placement, and (iii) 125,000 shares of common stock issuable upon exercise of warrants issued to our placement agent.

This prospectus supplement incorporates into our prospectus the information contained in our attached Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on January 13, 2017.

You should read this prospectus supplement in conjunction with the prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any supplements and amendments thereto.

You should carefully consider matters discussed under the caption “Risk Factors” beginning on page 6 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 13, 2017.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 10, 2017

Nemus Bioscience, Inc.
(Exact name of registrant as specified in its charter)

Nevada	000-55136	45-0692882
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

600 Anton Boulevard, Suite 1100, Costa Mesa, CA 92626

(Address of principal effective offices) (Zip Code)

Registrant's telephone number, including area code: (949) 396-0330

___________________________________________________

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01    Entry into a Material Definitive Agreement.

On January 10, 2017, Nemus Bioscience, Inc. (the “Company”) entered into a license agreement (the “License Agreement”) with the University of Mississippi, School of Pharmacy (“UM”), pursuant to which UM granted the Company an exclusive, perpetual license, including the right to sublicense, under intellectual property related to UM5070, a platform of cannabinoid-based molecules to research, develop and commercialize products for the treatment of infectious diseases.  The License Agreement culminates roughly one year of screening and target molecule identification studies especially focused on therapy-resistant infectious organisms like methicillin-resistant Staphylococcus aureus (MRSA).

We are obligated to pay UM upfront license fees under the License Agreement. Under the License Agreement, we are also responsible for annual maintenance fees that will be credited against royalties in the current fiscal year, contingent milestone payments upon achievement of development and regulatory milestones and royalties on net sales of licensed products sold for commercial use.  The aggregate milestone payments due under the License Agreement if the milestones are achieved is $700,000 and the royalty percentage due on net sales is in the mid-single digits. We must also pay to UM a portion of all licensing fees we receive from any sublicensees, subject to a minimum royalty on net sales by such sublicensees. Our royalty obligations apply on a country by country and licensed product by licensed product basis, and end upon the later of the date that no valid claim of a licensed patent covers a licensed product in a given country, or ten years after first commercial sale of such licensed product in such country.

The License Agreement continues, unless terminated, until the later of the expiration of the last to expire of the patents or patent applications within the licensed technology or expiration of our payment obligations under the license. UM may terminate the License Agreement, effective with the giving of notice, if: (a) we fail to pay any material amount payable to UM under the License Agreement and do not cure such failure within 60 days after UM notifies us of such failure, (b) we materially breach any covenant, representation or warranty in the License Agreement and do not cure such breach within 60 days after UM notifies us of such breach, (c) we fail to comply in any material respect with the terms of the license and do not cure such noncompliance within 60 days after UM notifies us of such failure, (d) we are subject to a bankruptcy event, (e) we dissolve or cease operations or (f) if after the first commercial sale of a product during the term of the License Agreement, we materially fail to make reasonable efforts to commercialize at least one product or fail to keep at least one product on the market after the first commercial sale for a continuous period of 1 year, other than for reasons outside our control. We may terminate the License Agreement with sixty days written notice to UM.

The foregoing description of the License Agreement is not complete and is qualified in its entirety by reference to the text of the License Agreement, a copy of which will be filed as an exhibit to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Nemus Bioscience, Inc.

Date: January 13, 2017	By:	/s/ Elizabeth Berecz
Elizabeth Berecz Chief Financial Officer

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